FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Analysis of financial assets and liabilities by measurement basis HSBC
	At 31 December 2013
	Held for trading	Designated at fair value	Held-to- maturity securities	Available- for-sale securities	Financial assets and liabilities at amortised cost	Derivatives designated as fair value hedging instruments	Derivatives designated as cash flow hedging instruments	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash and balances at central banks ...........................................	-	-	-	-	166,599	-	-	166,599
Items in the course of collection from other banks ..................	-	-	-	-	6,021	-	-	6,021
Hong Kong Government certificates of indebtedness ...............	-	-	-	-	25,220	-	-	25,220
Trading assets ..........................................................................	303,192	-	-	-	-	-	-	303,192
Financial assets designated at fair value ....................................	-	38,430	-	-	-	-	-	38,430
Derivatives ..............................................................................	277,709	-	-	-	-	1,168	3,388	282,265
Loans and advances to banks ...................................................	-	-	-	-	211,521	-	-	211,521
Loans and advances to customers .............................................	-	-	-	-	1,080,304	-	-	1,080,304
Financial investments ..............................................................	-	-	25,084	400,841	-	-	-	425,925
Assets held for sale ..................................................................	22	-	4	965	2,511	-	-	3,502
Other assets .............................................................................	-	-	-	-	23,957	-	-	23,957
Accrued income .......................................................................	-	-	-	-	10,176	-	-	10,176

	580,923	38,430	25,088	401,806	1,526,309	1,168	3,388	2,577,112

Financial liabilities
Hong Kong currency notes in circulation .................................	-	-	-	-	25,220	-	-	25,220
Deposits by banks ....................................................................	-	-	-	-	129,212	-	-	129,212
Customer accounts ...................................................................	-	-	-	-	1,482,812	-	-	1,482,812
Items in the course of transmission to other banks ..................	-	-	-	-	6,910	-	-	6,910
Trading liabilities .....................................................................	207,025	-	-	-	-	-	-	207,025
Financial liabilities designated at fair value ...............................	-	89,084	-	-	-	-	-	89,084
Derivatives ..............................................................................	269,739	-	-	-	-	2,889	1,656	274,284
Debt securities in issue .............................................................	-	-	-	-	104,080	-	-	104,080
Liabilities of disposal groups held for sale .................................	1	-	-	-	2,764	-	-	2,765
Other liabilities ........................................................................	-	-	-	-	28,925	-	-	28,925
Accruals ...................................................................................	-	-	-	-	14,568	-	-	14,568
Subordinated liabilities ..............................................................	-	-	-	-	28,976	-	-	28,976

	476,765	89,084	-	-	1,823,467	2,889	1,656	2,393,861

HSBC
	At 31 December 2012
	Held for trading	Designated at fair value	Held-to- maturity securities	Available- for-sale securities	Financial assets and liabilities at amortised cost	Derivatives designated as fair value hedging instruments	Derivatives designated as cash flow hedging instruments	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Financial assets
Cash and balances at central banks ...........................................	-	-	-	-	141,532	-	-	141,532
Items in the course of collection from other banks ..................	-	-	-	-	7,303	-	-	7,303
Hong Kong Government certificates of indebtedness ...............	-	-	-	-	22,743	-	-	22,743
Trading assets ..........................................................................	408,811	-	-	-	-	-	-	408,811
Financial assets designated at fair value ....................................	-	33,582	-	-	-	-	-	33,582
Derivatives ..............................................................................	353,803	-	-	-	-	199	3,448	357,450
Loans and advances to banks ...................................................	-	-	-	-	152,546	-	-	152,546
Loans and advances to customers .............................................	-	-	-	-	997,623	-	-	997,623
Financial investments ..............................................................	-	-	23,413	397,688	-	-	-	421,101
Assets held for sale ..................................................................	9	72	-	10,700	7,341	-	-	18,122
Other assets .............................................................................	-	-	-	-	23,584	-	-	23,584
Accrued income .......................................................................	-	-	-	-	8,540	-	-	8,540

	762,623	33,654	23,413	408,388	1,361,212	199	3,448	2,592,937

Financial liabilities
Hong Kong currency notes in circulation .................................	-	-	-	-	22,742	-	-	22,742
Deposits by banks ....................................................................	-	-	-	-	107,429	-	-	107,429
Customer accounts ...................................................................	-	-	-	-	1,340,014	-	-	1,340,014
Items in the course of transmission to other banks ..................	-	-	-	-	7,138	-	-	7,138
Trading liabilities .....................................................................	304,563	-	-	-	-	-	-	304,563
Financial liabilities designated at fair value ...............................	-	87,720	-	-	-	-	-	87,720
Derivatives ..............................................................................	352,195	-	-	-	-	4,450	2,241	358,886
Debt securities in issue .............................................................	-	-	-	-	119,461	-	-	119,461
Liabilities of disposal groups held for sale .................................	8	23	-	-	3,772	-	-	3,803
Other liabilities ........................................................................	-	-	-	-	32,417	-	-	32,417
Accruals ...................................................................................	-	-	-	-	11,663	-	-	11,663
Subordinated liabilities ..............................................................	-	-	-	-	29,479	-	-	29,479

	656,766	87,743	-	-	1,674,115	4,450	2,241	2,425,315

HSBC Holdings

	Held for trading	Designated at fair value	Available- for-sale securities	Financial assets and liabilities at amortised cost	Total
	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Financial assets
Cash at bank and in hand ......................................	-	-	-	407	407
Derivatives ..........................................................	2,789	-	-	-	2,789
Loans and advances to HSBC undertakings ...........	-	-	-	53,344	53,344
Financial investments ..........................................	-	-	1,210	-	1,210
Other assets .........................................................	-	-	-	10	10

	2,789	-	1,210	53,761	57,760

Financial liabilities
Amounts owed to HSBC undertakings ...................	-	-	-	11,685	11,685
Financial liabilities designated at fair value ...........	-	21,027	-	-	21,027
Derivatives ..........................................................	704	-	-	-	704
Debt securities in issue ..........................................	-	-	-	2,791	2,791
Accruals ...............................................................	-	-	-	1,169	1,169
Subordinated liabilities ..........................................	-	-	-	14,167	14,167

	704	21,027	-	29,812	51,543

At 31 December 2012
Financial assets
Cash at bank and in hand ......................................	-	-	-	353	353
Derivatives ..........................................................	3,768	-	-	-	3,768
Loans and advances to HSBC undertakings ...........	-	-	-	41,675	41,675
Financial investments ..........................................	-	-	1,208	-	1,208
Other assets .........................................................	-	-	-	4	4

	3,768	-	1,208	42,032	47,008

Financial liabilities
Amounts owed to HSBC undertakings ...................	-	-	-	12,856	12,856
Financial liabilities designated at fair value ...........	-	23,195	-	-	23,195
Derivatives ..........................................................	760	-	-	-	760
Debt securities in issue ..........................................	-	-	-	2,691	2,691
Accruals ...............................................................	-	-	-	605	605
Subordinated liabilities ..........................................	-	-	-	11,907	11,907

	760	23,195	-	28,059	52,014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014